UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Tangasco Inc

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

740294301

(CUSIP Number)

Peter E. Salas
P.O. Box 16867, Fernandina Beach, FL 32035
(904) 491-5003

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 13, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Dolphin Offshore Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,288,241
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,288,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,288,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)      As of the date hereof, the Reporting Persons beneficially own 5,288,2411shares of Common stock representing 49.9% of the outstanding shares of Common Stock (based upon 10,601,685 shares of Common Stock outstanding as of February 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2016, plus 4,4986,98 shares of Common Stock issued by the Issuer pursuant to the Rights Offering, as reported in the Issuer’s Current Report on Form 8-K filed February 13, 2017).

1	NAMES OF REPORTING PERSONS Dolphin Mgmt. Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,288,241
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,288,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,288,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) As of the date hereof, the Reporting Persons beneficially own 5,288,2411shares of Common stock representing 49.9% of the outstanding shares of Common Stock (based upon 10,601,685 shares of Common Stock outstanding as of February 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2016, plus 4,4986,98 shares of Common Stock issued by the Issuer pursuant to the Rights Offering, as reported in the Issuer’s Current Report on Form 8-K filed February 13, 2017).

1	NAMES OF REPORTING PERSONS Peter E. Salas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,288,241
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,288,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) As of the date hereof, the Reporting Persons beneficially own 5,288,2411shares of Common stock representing 49.9% of the outstanding shares of Common Stock (based upon 10,601,685 shares of Common Stock outstanding as of February 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2016, plus 4,4986,98 shares of Common Stock issued by the Issuer pursuant to the Rights Offering, as reported in the Issuer’s Current Report on Form 8-K filed February 13, 2017).

Dolphin Offshore Partners, L.P., a Delaware limited partnership (“Dolphin”), , the “Reporting Persons”), relating to the Common Stock.

Item 2.                       Identity and Background.

(a) - (c)                       Dolphin is organized as a Delaware limited partnership and is an investment manager, with its principal office at P.O. Box 16867, Fernandina Beach, FL 32034.  Salas is President.  The business address of the Reporting Persons is P.O. 16867 Fernandina Beach, FL 32035.

(d) and (e)      During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the Reporting Persons is a U.S. citizen.

Item 3.                       Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the Reporting Persons were acquired with operating funds of Dolphin; 3,224,325 were purchased at a purchase price of $0.60 per share.

Item 4.                       Purpose of Transaction.

The Reporting Persons beneficially own an aggregate of 5,288,241 shares of Common Stock.  The Reporting Persons have no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) though (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and, depending on various factors, including, without limitation, the Issuer’s financial positions, the price levels of the aggregate number of outstanding shares of Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation, purchasing shares of Common Stock; selling shares of Common Stock; taking any action to change the composition of the Issuer’s board of directors, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                       Interest in Securities of the Issuer.

(a), (b)                                                            The aggregate number and percentage of shares of Common Stock owned by each Reporting Person are based upon 10,601,685 outstanding shares of Common Stock.

Each Reporting Person may be deemed to beneficially own an aggregate of 5,288,241shares of Common Stock, representing 49.9% of the Issuer’s outstanding Common Stock.  Each Reporting Person may be deemed to have shared power to vote or direct the vote, and dispose or direct the disposition, of all such shares of Common Stock.

(c)                                                                                  Not applicable, expect as otherwise disclosed herein.

(d)                                                                                 Not applicable.

(e)                                                                                  Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2017	DOLPHIN OFFSHORE PARTNERS, L.P.
	By:	Dolphin Mgmt. Services, Inc., its general partner

	By:	/s/ Peter E. Salas
	Name:	Peter E. Salas
	Title:	President

DOLPHIN MGMT. SERVICES, INC.

	By:	/s/ Peter E. Salas
	Name:	Peter E. Salas
	Title:	President

Date: February 17, 2017	PETER E. SALAS

	By:	/s/ Peter E. Salas
	Name:	Peter E. Salas